March 25, 2020
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cleveland-Cliffs Inc.
Registration Statement on Form S-4 (Registration No. 333-237325)
Ladies and Gentlemen:
On behalf of Cleveland-Cliffs Inc. (“Cliffs”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (Registration No. 333-237325) of Cliffs and the subsidiary co-registrants named therein be declared effective at 9:00 a.m. on Friday, March 27, 2020, or as soon thereafter as practicable. Cliffs respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Very truly yours,

CLEVELAND-CLIFFS INC.

By:	/s/ James D. Graham
	Name:	James D. Graham
	Title:	Executive Vice President, Chief Legal Officer & Secretary

cc:	Michael J. Solecki, Esq. (Jones Day)

[Signature Page to Request for Acceleration of Effectiveness]